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S 16001609 ON

SEC MAIL PROCESSING
Received
JAN 15 2016
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/14 (MM/DD/YY) AND ENDING 11/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sapeno Inc.

OFFICIAL USE ONLY
124769
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Old Park Lane
(No. and Street)

London (City) United Kingdom (State) W1K 1QR (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Malpas +44(20) 33289468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue, 16th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Karen Gendron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sapeno Inc., as of November 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

FINOP

Title

Susan H Laramie 2/23/16

Notary Public

SUSAN H LARAMIE
Notary Public, New Hampshire
My Commission Expires Jan 27, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPENO INC.
CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of
Sapeno Inc.

We have audited the accompanying financial statements of Sapeno Inc. (a New York corporation) (the "Company"), which comprise the statement of financial condition as of November 30, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sapeno Inc. as of November 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Sapeno Inc.'s financial statements. The supplemental information is the responsibility of Sapeno Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ KBL, LLP
New York, NY
January 13, 2016

SAPENO INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2015

ASSETS

Cash	$	28,995
Prepaid expenses and other		3,294
Total assets	$	32,289

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,977
Retainer payables		5,090
Total liabilities		14,067
Shareholder's Equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares		5,000
Additional paid-In capital		2,370,959
		2,375,959
Accumulated deficit		(2,357,737)
Total shareholder's equity		18,222
Total liabilities and shareholder's equity	$	32,289

The accompanying notes are an integral part of these financial statements.

SAPENO INC.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Sapeno Inc. (the "Company" or "Sapeno") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It had been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in London, England. It is a wholly owned subsidiary of Sapeno Partners LLP ("SP") which is based in London, United Kingdom.

The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency
The Company is dependent on the continued financial support by SP, its parent company. The Company's expenses are limited to recurring administrative costs such as audit fees, accounting fees and FINRA related costs. Management prepares annual budgets and monitors these costs against the budget.

Revenue Recognition
The Company recognized as income, consulting fees for introduction to US Investors. Revenue was recognized and billed when services were performed.

The Company receives fees from representatives to offset registration and administrative expenses. These fees are recognized as miscellaneous income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2015, the Company had net operating loss carryovers approximating $2,071,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2035, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $828,000 has been provided on the deferred tax asset at November 30, 2015. The increase in the valuation allowance in the year ended November 30, 2015 was $6,000. Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company's outstanding capital stock) has increased by more than 50 percentage points.

The Company follows ASC 740 rules governing uncertain tax positions, which provides guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended November 30, 2015, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions and remains subject to examination for the year ended November 30, 2012 to November 30, 2015. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

Accounting basis

The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At November 30, 2015, the Company had net capital of $14,928 which was $9,928 in excess of the FINRA minimum net capital requirement of $5,000. The Company's overseas parent, SP, has committed to contribute additional capital or to make subordinated loans to be treated as capital on an as needed basis. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital.

4. STOCKHOLDER'S CONTRIBUTED CAPITAL

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to $5,000. The Company has received shareholder contributions of additional paid-in capital aggregating $2,370,959 from inception (July 12, 2002) through November 30, 2015.

5. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

6. RELATED PARTY TRANSACTIONS

Pursuant to a Management Services Agreement, the Company receives administration services from its parent company, SP. For the year ended November 30, 2015, SP charged the Company $2,400.

7. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, November 30, 2015, and January 13, 2016, when the financial statements were issued

SAPENO INC.

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

NOVEMBER 30, 2015

Sapeno Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended November 30, 2015 without exception.

Signature: ______________________

Richard Malpas, CEO

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Directors of
Sapeno Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Sapeno Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sapeno Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Sapeno Inc. stated that Sapeno Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Sapeno Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sapeno Inc. 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ KBL, LLP
New York, NY
January 13, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

SAPENO INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NOVEMBER 30, 2015

(PUBLIC)